Sharpe Resources Corporation

82-4009

02042092

SEC MAIL PROCESSING RECEIVED JUN 24 2002 WASH. D.C. 152 SECTION

By Certified Mail 7000-0360-0002-1113-3778

June 14, 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W., File Desk
Washington, DC 20549

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

SUPPL

ATTN: Office of International Corporate Finance

RE: Sharpe Resources Corporation

Enclosed please find eight copies of the most recent press release for Sharpe Resources Corporation for filing.

Thank you for your attention in this matter.

Sincerely,

Roland M. Larsen
President

dlw 6/26

3258 Mob Neck Road
Heathsville, Virginia 22473
Tel. 804 / 580-8107
Fax 804 / 580-4132
www.sharpe-resources.com

SHARPE RESOURCES CORPORATION

C.U.S.I.P. # 82001L100 **TSX VENTURE: SHO**
S.E.C. FILED: FORM 20F **OTC - SHGPF**
LISTED: S&P

FOR IMMEDIATE RELEASE

HEATHSVILLE, VA, JUNE 12, 2002. SHARPE RESOURCES CORPORATION (TSX VENTURE : SHO), Sharpe is pleased to announce that the Company proposes to complete a private placement of up to $500,000.00. The terms of the private placement include the issuance of up to 5 million units ("Units") of the Company. Each unit consists of 1 common share and 1 common share purchase warrant @ 0.10 per unit. Each common share purchase warrant is exercisable into one common share at an exercise price of $0.10 per share for a period of 2 years. The proceeds will be utilized for general working capital. This transaction is subject to various regulatory approvals.

The Company is currently evaluating several options going forward to include the acquisition of energy related projects as well as the potential for an acquisition or a merger outside of the energy and natural resources business.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release.

For More Information
Please Call 804-580-8107 or Fax 804-580-4132
Roland Larsen

Sharpe Resources shares are traded on the TSX Venture: symbol: SHO
US-OTC symbol: SHGPF

Visit our website at http://www.sharpe-resources.com

SHARPE RESOURCES CORPORATION

C.U.S.I.P. # 82001L100 **TSX VENTURE: SHO**
S.E.C. FILED: FORM 20F **OTC - SHGPF**
LISTED: S&P

FOR IMMEDIATE RELEASE
HEATHSVILLE, VA, JUNE 12, 2002. SHARPE RESOURCES CORPORATION (TSX VENTURE : SHO), Sharpe is pleased to announce that the Company proposes to complete a private placement of up to $500,000.00. The terms of the private placement include the issuance of up to 5 million units ("Units") of the Company. Each unit consists of 1 common share and 1 common share purchase warrant @ 0.10 per unit. Each common share purchase warrant is exercisable into one common share at an exercise price of $0.10 per share for a period of 2 years. The proceeds will be utilized for general working capital. This transaction is subject to various regulatory approvals.

The Company is currently evaluating several options going forward to include the acquisition of energy related projects as well as the potential for an acquisition or a merger outside of the energy and natural resources business.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release.

For More Information
Please Call 804-580-8107 or Fax 804-580-4132
Roland Larsen

Sharpe Resources shares are traded on the TSX Venture: symbol: SHO
US-OTC symbol: SHGPF
Visit our website at http://www.sharpe-resources.com

SHARPE RESOURCES CORPORATION

C.U.S.I.P. # 82001L100 — **TSX VENTURE: SHO**
S.E.C. FILED: FORM 20F — **OTC - SHGPF**
LISTED: S&P

FOR IMMEDIATE RELEASE
HEATHSVILLE, VA, JUNE 12, 2002. SHARPE RESOURCES CORPORATION (TSX VENTURE : SHO), Sharpe is pleased to announce that the Company proposes to complete a private placement of up to $500,000.00. The terms of the private placement include the issuance of up to 5 million units ("Units") of the Company. Each unit consists of 1 common share and 1 common share purchase warrant @ 0.10 per unit. Each common share purchase warrant is exercisable into one common share at an exercise price of $0.10 per share for a period of 2 years. The proceeds will be utilized for general working capital. This transaction is subject to various regulatory approvals.

The Company is currently evaluating several options going forward to include the acquisition of energy related projects as well as the potential for an acquisition or a merger outside of the energy and natural resources business.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release.

For More Information
Please Call 804-580-8107 or Fax 804-580-4132
Roland Larsen

Sharpe Resources shares are traded on the TSX Venture: symbol: SHO
US-OTC symbol: SHGPF
Visit our website at http://www.sharpe-resources.com

SHARPE RESOURCES CORPORATION

C.U.S.I.P. # 82001L100 **TSX VENTURE: SHO**
S.E.C. FILED: FORM 20F **OTC - SHGPF**
LISTED: S&P

FOR IMMEDIATE RELEASE
HEATHSVILLE, VA, JUNE 12, 2002. SHARPE RESOURCES CORPORATION (TSX VENTURE : SHO), Sharpe is pleased to announce that the Company proposes to complete a private placement of up to $500,000.00. The terms of the private placement include the issuance of up to 5 million units ("Units") of the Company. Each unit consists of 1 common share and 1 common share purchase warrant @ 0.10 per unit. Each common share purchase warrant is exercisable into one common share at an exercise price of $0.10 per share for a period of 2 years. The proceeds will be utilized for general working capital. This transaction is subject to various regulatory approvals.

The Company is currently evaluating several options going forward to include the acquisition of energy related projects as well as the potential for an acquisition or a merger outside of the energy and natural resources business.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release.

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For More Information
Please Call 804-580-8107 or Fax 804-580-4132
Roland Larsen

Sharpe Resources shares are traded on the TSX Venture: symbol: SHO
US-OTC symbol: SHGPF
Visit our website at http://www.sharpe-resources.com

SHARPE RESOURCES CORPORATION

C.U.S.I.P. # 82001L100 | **TSX VENTURE: SHO**
S.E.C. FILED: FORM 20F | **OTC - SHGPF**
LISTED: S&P

FOR IMMEDIATE RELEASE
HEATHSVILLE, VA, JUNE 12, 2002. SHARPE RESOURCES CORPORATION (TSX VENTURE : SHO), Sharpe is pleased to announce that the Company proposes to complete a private placement of up to $500,000.00. The terms of the private placement include the issuance of up to 5 million units ("Units") of the Company. Each unit consists of 1 common share and 1 common share purchase warrant @ 0.10 per unit. Each common share purchase warrant is exercisable into one common share at an exercise price of $0.10 per share for a period of 2 years. The proceeds will be utilized for general working capital. This transaction is subject to various regulatory approvals.

The Company is currently evaluating several options going forward to include the acquisition of energy related projects as well as the potential for an acquisition or a merger outside of the energy and natural resources business.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release.

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For More Information
Please Call 804-580-8107 or Fax 804-580-4132
Roland Larsen

Sharpe Resources shares are traded on the TSX Venture: symbol: SHO
US-OTC symbol: SHGPF
Visit our website at http://www.sharpe-resources.com

SHARPE RESOURCES CORPORATION

C.U.S.I.P. # 82001L100 **TSX VENTURE: SHO**
S.E.C. FILED: FORM 20F **OTC - SHGPF**
LISTED: S&P

FOR IMMEDIATE RELEASE
HEATHSVILLE, VA, JUNE 12, 2002. SHARPE RESOURCES CORPORATION (TSX VENTURE : SHO), Sharpe is pleased to announce that the Company proposes to complete a private placement of up to $500,000.00. The terms of the private placement include the issuance of up to 5 million units ("Units") of the Company. Each unit consists of 1 common share and 1 common share purchase warrant @ 0.10 per unit. Each common share purchase warrant is exercisable into one common share at an exercise price of $0.10 per share for a period of 2 years. The proceeds will be utilized for general working capital. This transaction is subject to various regulatory approvals.

The Company is currently evaluating several options going forward to include the acquisition of energy related projects as well as the potential for an acquisition or a merger outside of the energy and natural resources business.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release.

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For More Information
Please Call 804-580-8107 or Fax 804-580-4132
Roland Larsen

Sharpe Resources shares are traded on the TSX Venture: symbol: SHO
US-OTC symbol: SHGPF
Visit our website at http://www.sharpe-resources.com

SHARPE RESOURCES CORPORATION

C.U.S.I.P. # 82001L100 **TSX VENTURE: SHO**
S.E.C. FILED: FORM 20F **OTC - SHGPF**
LISTED: S&P

FOR IMMEDIATE RELEASE
HEATHSVILLE, VA, JUNE 12, 2002. SHARPE RESOURCES CORPORATION (TSX VENTURE : SHO), Sharpe is pleased to announce that the Company proposes to complete a private placement of up to $500,000.00. The terms of the private placement include the issuance of up to 5 million units ("Units") of the Company. Each unit consists of 1 common share and 1 common share purchase warrant @ 0.10 per unit. Each common share purchase warrant is exercisable into one common share at an exercise price of $0.10 per share for a period of 2 years. The proceeds will be utilized for general working capital. This transaction is subject to various regulatory approvals.

The Company is currently evaluating several options going forward to include the acquisition of energy related projects as well as the potential for an acquisition or a merger outside of the energy and natural resources business.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release.

For More Information
Please Call 804-580-8107 or Fax 804-580-4132
Roland Larsen

Sharpe Resources shares are traded on the TSX Venture: symbol: SHO
US-OTC symbol: SHGPF
Visit our website at http://www.sharpe-resources.com

SHARPE RESOURCES CORPORATION

C.U.S.I.P. # 82001L100 **TSX VENTURE: SHO**
S.E.C. FILED: FORM 20F **OTC - SHGPF**
LISTED: S&P

FOR IMMEDIATE RELEASE
HEATHSVILLE, VA, JUNE 12, 2002. SHARPE RESOURCES CORPORATION (TSX VENTURE : SHO), Sharpe is pleased to announce that the Company proposes to complete a private placement of up to $500,000.00. The terms of the private placement include the issuance of up to 5 million units ("Units") of the Company. Each unit consists of 1 common share and 1 common share purchase warrant @ 0.10 per unit. Each common share purchase warrant is exercisable into one common share at an exercise price of $0.10 per share for a period of 2 years. The proceeds will be utilized for general working capital. This transaction is subject to various regulatory approvals.

The Company is currently evaluating several options going forward to include the acquisition of energy related projects as well as the potential for an acquisition or a merger outside of the energy and natural resources business.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release.

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For More Information
Please Call 804-580-8107 or Fax 804-580-4132
Roland Larsen

Sharpe Resources shares are traded on the TSX Venture: symbol: SHO
US-OTC symbol: SHGPF
Visit our website at http://www.sharpe-resources.com